Exhibit 1

Cyren Announces Strategic Partnership with Zimperium

Companies to integrate threat detection and analysis capabilities, further strengthening Cyren and Zimperium security solutions

MCLEAN, Va. – February 2, 2017 – Cyren (NASDAQ: CYRN), an internet Security as a Service provider, today announced a strategic partnership with Zimperium, a leader in Mobile Threat Defense headquartered in San Francisco, CA.

Through the partnership, both companies will integrate their powerful threat detection and analysis capabilities, combining Cyren’s GlobalView cloud with Zimperium’s innovative mobile endpoint threat data. The companies began the initial stages of data sharing this week, with full integration scheduled by the end of Q1.

For Cyren, the integration serves as a powerful complement to existing email and web security options offered through Cyren’s Threat Intelligent Services and Enterprise SaaS offerings. Zimperium’s mobile customers will benefit from a constant feed of threat data from Cyren.

“The partnership significantly strengthens Cyren’s offerings, especially our mobile security capabilities,” said Lior Kohavi, CTO at Cyren. “By adding Zimperium’s mobile endpoint threat data to Cyren’s GlobalView cloud and innovative Cloud Sandbox Array, Cyren can provide even faster threat detection, for previously unknown threats, for all of its customers. We look forward to working with Zimperium on further strategic initiatives to help drive customer acquisition and revenues for both of our businesses.”

“Combining Cyren’s data access and Zimperium’s Machine-Learning models for mobile threats will create a powerful and unique ability to discover previously unknown threats and actors,” said Zuk Avraham, Founder and Chairman at Zimperium.

About Zimperium®

Zimperium®, the industry leader in Mobile Threat Defense, offers real-time, on-device protection against both known and previously unknown threats, enabling detection and remediation of attacks on all three mobile threat vectors - Device, Network and Applications. Zimperium’s patented z9™ detection engine uses machine learning to power zIPS™, mobile on-device Intrusion Prevention System app, and zIAP™, an embedded, In-App Protection SDK that delivers self-protecting iOS and Android apps.

Leaders across the mobile ecosystem partner with Zimperium, including mobile operators (Airtel, Deutsche Telekom, SmarTone, SoftBank and Telstra), device manufacturers (Samsung, SIRIN, TriGem), and leading enterprise mobility management (EMM) providers (AirWatch, MobileIron, BlackBerry, Citrix and SAP). Headquartered in San Francisco, Zimperium is backed by Samsung, Telstra, Warburg Pincus, SoftBank and Sierra Ventures.

About Cyren

Cyren (NASDAQ and TASE: CYRN) protects more than 600 million users against cyber attacks and data breaches through its cloud-based web security, email security, DNS security and cloud sandboxing solutions. Relied upon by many of the world’s largest technology companies such as Dell, Google, McAfee and Microsoft, Cyren offers enterprise-focused security-as-a-service solutions as well as embedded solutions for software and security providers. Cyren’s global cloud security platform processes more than 17 billion daily transactions and uses innovative zero-day protection technology to proactively block over 130 million threats each day. Learn more at www.cyren.com. To test the effectiveness of your current web security solution, go to www.cyren.com/security-test.html.

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Cyren Media Contact:
Matthew Zintel
281.444.1590

matthew.zintel@zintelpr.com